UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-3223

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2021 (MM/DD/YY) AND ENDING 9/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALLISON-WILLIAMS COMPANY

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2355 HIGHWAY 36 WEST, SUITE 400
(No. and Street)

ROSEVILLE	MN	55113
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PATRICK RYAN	612-317-4700	pmryan@allisonwilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAYER HOFFMAN MCCANN P.C.
(Name – if individual, state last, first, and middle name)

222 SOUTH 9TH STREET	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY LARSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALLISON-WILLIAMS COMPANY, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA L PIGNATO
Notary Public - Minnesota
My Commission Expires Jan. 31, 2028

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Allison-Williams Company
a Minnesota Corporation

Statement of Financial Condition
Including Report of Independent Registered Public Accounting Firm
As of September 30, 2022

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Allison-Williams Company:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allison-Williams Company ("the Company") as of September 30, 2022, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Substantial Doubt Regarding the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company has suffered a loss from operations and reduced revenues. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company's auditor since 2022.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
December 29, 2022

Allison-Williams Company
Statement of Financial Condition
As of September 30, 2022

Assets

Cash (Note 2)	$ 31,323
Receivable – Deposit with Clearing Broker Dealer (Note 2)	50,000
Other Receivables	68,850
Prepaid Expenses	2,495
Furniture & Equipment [cost ($19,003) less accumulated depreciation ($15,459)]	3,543
Right-of-Use Asset	7,293
TOTAL ASSETS	$ 163,504

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable	$ 5,168
Commissions Payable	29,262
Lease Liability	7,293
Total Liabilities	41,723
Stockholder's Equity	
Common Stock Par Value $0.25; Authorized 2,000,000 Shares, Issued & Outstanding 845,149 Shares	211,287
Additional paid-in capital	2,075,368
Accumulated deficit	(2,164,874)
Total Stockholder's Equity	121,781
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 163,504

See Accompanying Notes to Financial Statements.

Allison-Williams Company
Notes to Financial Statements
As of September 30, 2022

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company), a Minnesota corporation, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company receives revenues from principal transactions commissions charged in connection with the fixed income securities and consulting fees for private placement services for raising capital and introducing investors. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company does maintain a special reserve account which is further discussed in Note 2. Inflation and rate increases by the Federal Reserve negatively impacted the Company's business for the fiscal year ending September 30, 2022.

Financial condition: The Company generated a net loss of $69,592 for the fiscal year ended September 30, 2022. Capital needs of the Company have been met through capital contributions by B&T Capital, Inc. when necessary. The Company's future capital requirements will be influenced by numerous factors. Management is focused on business activities with tighter margins but higher market acceptance in an effort to increase business flow, create more predictable outcomes and result in improved operating results. The Company made changes during its fiscal year ended September 30, 2022 to reduce operating costs. For the fiscal year ending September 30, 2023, the Company will continue to assess expenses and make changes to control or reduce its expenses as appropriate. Notwithstanding the Company's cost containment measures, the impact inflation on the economy and rate increases by the Federal Reserve resulted in the need for capital contributions to meet operating needs and maintain required capital in the fiscal year ended September 30, 2022. Notwithstanding the Company's ongoing cost containment measures, and improved revenue, additional capital contributions may still be needed from B&T Capital, Inc.

In FY 2021 the Company applied for and received a second forgivable Paycheck Protection Program Loan ("PPP Loan 2") in the principal amount of $43,786. The Company used the proceeds from PPP Loan 2 for permissible/forgivable purposes in FY 2021 applied for forgiveness of all principal and interest amounts due under PPP Loan 2 totaling $44,047. PPP Loan 2 was forgiven in October of 2021.

Management believes these actions will enable the Company to both address its pending obligations and improve future profitability and cash flow in its operations. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's activity to continue as a going concern. However, there can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations and as a result there is substantial doubt regarding the Company's ability to continue as a going concern for one year from the date the financial statements are issued. The accompanying financial statements do not include any adjustments that may result if the Company is unable to continue as a going concern.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Significant accounting policies and use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition: In accordance with GAAP applicable to FINRA regulated Broker Dealers, commission income from securities transactions are recorded on the trade date basis as if they had settled. Profit and loss arising from securities transactions entered into the account of the Company are recorded on a trade-date basis. Revenues from other investment banking services and corporate finance transactions are recognized on the closing date or the date or dates depending on the terms set forth in the agreement covering such services after exercising appropriate judgement to determine, contract terms, whether performance obligations are point-in-time or over-time and have been achieved, appropriate timing of revenue recognition and collectability if actual funds have not been received at the time of the transaction.

Accounts Receivable: Accounts receivable from the Company's trading activities and investment banking customers are non-interest-bearing uncollateralized obligations that are due in accordance with the terms agreed upon. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Depreciation: Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the life of the lease or the useful life of the improvements, whichever is shorter. Repairs and maintenance costs are expensed as incurred.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group as appropriate.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Accounting for Uncertainty in Income Taxes topic of the *FASB Accounting Standards Codification* (ASC) addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The Company files tax returns in U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years before 2019.

Net deferred tax assets consist of the following components as of September 30, 2022:

Deferred Tax Assets	
Net operating loss carryforward	$ 614,277
Other	277
	614,000
Less valuation allowance	(614,000)
	$ -

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The Company recorded a full valuation allowance on deferred tax assets, as management believes it is more likely than not it will not be realized. The deferred tax assets and corresponding valuation allowance increased by ($6,000) during the year ended September 30, 2022 due to a change in federal income tax rates and the current year net operating income. As of September 30, 2022, the Company has available net operating loss carryforwards for tax purposes of approximately $2,925,000. The net operating loss carryforward amount which accrued prior to 2018 expire in varying amounts through 2042. The net operating loss carryforward amounts which accrued as of and after 2018 currently have no expiration date.

Subsequent events: The Company has considered subsequent events through December 29, 2022, the date the financial statements were available, in preparing the financial statements and notes thereto.

New Accounting Pronouncements: The are no recently issued accounting pronouncements that the Company is currently evaluating or has evaluated that, if adopted, would have an impact on its financial statements.

401(k) Plan: The Company offers a 401(k) retirement plan which allows employees to allocate up to the maximum allowable amount of their pre-tax or after-tax earnings to the plan. The Company, under its safe harbor plan, contributes 3.5% of gross earnings to the plan for eligible employees.

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." As of September 30, 2022, no amounts were required to be on deposit in special reserve bank accounts. The Company had $0,00 on deposit in such account(s) as of September 30, 2022 and, the entire amount, if any, in such account(s) was available for immediate withdrawal as there were no amounts required to be on deposit. This has been included for the purpose of the Company's net capital calculation.

The Company maintains a clearing deposit account with a clearing broker/dealer in connection with the Company's clearing and settlement agreement. The Company is required to maintain a minimum deposit of $50,000 in the clearing deposit account which the Company carries as a receivable from a broker/dealer. This has been included for the purpose of the Company's net capital calculation.

Note 3. Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and is required to maintain minimum net capital of $50,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2022, the net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio (Based on Aggregate Debt)	0.2975:1
Net capital ratio (Based on Aggregate Debt less Excluded Debt)	0.00:1
Net Capital	115,743
Excess net Capital	$ 65,743

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Leases

For the year ended September 30, 2022, the Company's total rental expense under all leases was $14,322.

Office Space: The Company moved its offices into a co-working space as of March 1, 2021. The initial term of the lease for the new space was 6 months, expiring at the end of August 2021. The Company extended the original term of its lease for 6 months to the end of February 2022 then further extended the lease for 3 additional months to the end of May 2022. The Company now maintains a virtual office at the co-working space and all employees work remotely. As of June 1, 2022 the Company's base rent is $69. The Company's projected minimum rental commitment for its office space for the year ending September 30, 2023 is $552 which is equal to 8 month's rent. If the Company maintains its current virtual office space through the entire year, its base rent will be $828.

Equipment Lease: In accordance with ASU 2016-02, *Leases (Topic 842)*, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases a copy machine under an operating lease which expires July 2025. The monthly lease payment under the copy machine lease is $237. The present value factor for the copy machine lease is 5% and was determined by obtaining a quote from a financial institution for a 60-month loan in an amount sufficient to acquire the copy machine.

The Company had $7,292 of operating lease right-of-use assets as of September 30, 2022. Operating leases on the statement of financial condition as of September 30, 2022 were:

Right-of-Use Leased Asset – Copy Machine		7,292
Lease Liability – Copy Machine	$	7,292

The weighted average remaining lease term is 2.83 years.

Future minimum lease payments as of September 30, 2022 are as follows:

2022	$	2,784
2024		2,784
2025		2,320
Total future minimum lease payments		7,888
Less:future interest payments		(596)
Present value of future lease payments	$	7,292

MHM

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Allison-Williams Company:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allison-Williams Company ("the Company") as of September 30, 2022, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Substantial Doubt Regarding the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company has suffered a loss from operations and reduced revenues. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company's auditor since 2022.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
December 29, 2022

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Allison-Williams Company:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allison-Williams Company ("Company") as of September 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Allison-Williams Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in the Computation of Net Capital Under Rule 15c3-1 and Statement Pursuant to Rule 15c3-3 (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter – Substantial Doubt Regarding the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company has suffered a loss from operations and reduced revenues. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company's auditor since 2022.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
December 29, 2022